Amorfix
Life Sciences Ltd

09046750

082-35057

SUPPL

July 31, 2009

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
MAILSTOP: ROOM 3628

Re: Amorfix Life Sciences Ltd. Filings – June 17 to July 17

Dear Mr. Staffin,

Please find the latest filings on SEDAR from Amorfix Life Sciences Ltd.:

1. Press Release – June 17, 2009
2. Press Release – June 24, 2009
3. Press Release – July 15, 2009
4. Press Release – July 17, 2009

Should you have further questions, please do not hesitate to contact the undersigned.

Regards,

Sheila Gujjar
Executive Administrator

Enclosures

8/13

Amorfix Life Sciences Ltd, 3403 American Drive, Mississauga, ON, L4V 1T4
Tel: 416-847-6958, Fax: 416-847-6899, www.amorfix.com

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Licenses Novel Theranostic Platform - ProMIS(TM) - For Predicting Protein Misfolding

- Platform Predicts Novel Therapeutic and Diagnostic Targets -

TSX: AMF

TORONTO, June 17 /CNW/ - Amorfix Life Sciences (TSX:AMF), a company focused on treatments and diagnostics for misfolded protein diseases announces it has licensed the exclusive rights to the ProMIS(TM) target identification technology from the University of British Columbia (UBC), to predict novel Disease Specific Epitopes (DSE) on the molecular surface of misfolded proteins.

"The ProMIS(TM) target identification technology is a breakthrough method to model virtually any protein and predict how it will misfold," said Dr. George Adams, CEO of Amorfix. "PROMIS(TM) has already been used to identify potential DSE's on three known target proteins likely to be misfolded in cancer and the development of novel immunotherapeutics and companion diagnostics for these diseases has begun."

ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. There are 57,000 such protein structures currently available in public databases. Amorfix is also exploring partnerships with other companies to accelerate the development and expand its program to other proteins of interest.

The ProMIS(TM) target identification technology is the product of the collaborative efforts of UBC scientists Neil Cashman, Will Guest and Steven Plotkin. "Using this technology we plan to efficiently 'mine' the human structural proteome and identify abnormally exposed DSE domains to develop novel diagnostic disease markers and treatment targets", said Dr. Cashman, who is also the Chief Scientific Officer at Amorfix.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded diseases including neurodegenerative diseases and cancer. It has specific programs in vCJD, ALS and Alzheimer's Disease. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample containing normal protein. Aggregated misfolded proteins are a common element of many brain-wasting diseases, and more recent evidence points to misfolded proteins being created in many cancers. Amorfix has shown antibodies and vaccines to misfolded proteins are therapeutic in preclinical animal models. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 17-JUN-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Amorfix Test For vCJD Achieves 100% Specificity On 20,000 Blood Donations In France

<<

-- EP-vCJD(TM) Test 5 Times More Sensitive Than Required By UK Blood Transfusion Service --

TSX: AMF

>>

TORONTO, June 24 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for brain wasting diseases, today announced it has tested 20,000 blood donations in France using its EP-vCJD(TM) blood screening test as part of a large-scale study to demonstrate the feasibility of routine testing of blood donations for vCJD. At the UK specification of a required sensitivity of 1:100,000 dilution of vCJD brain, the Amorfix test was 100% specific with no false positive samples on repeat testing. The test performed five times better than required as it was still 100% specific at a sensitivity of 1:500,000 dilution of vCJD brain. At the maximum sensitivity of 1:1,000,000 dilution of vCJD brain, the test was 99.90% specific which exceeds the 99.85% specificity required by the UK Blood Transfusion Service. The complete Strasbourg study will be presented today at le Congrès 2009 de la Société Francaise de Transfusion Sanguine in Strasbourg.

"France has taken a leading role in assessing the feasibility of testing routine blood donations for vCJD by establishing the Amorfix test in two major blood transfusion centers," said Dr. George Adams, Chief Executive Officer of Amorfix. "The Amorfix test continues to demonstrate its readiness for use by high-risk nations to conduct prevalence studies to assess the safety of their blood supply."

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; Dr. Neil Cashman, Chief Scientific Officer, Amorfix Life Sciences Ltd., Tel: (778) 994-2626, Fax: (416) 847-6899, neil.cashman(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 24-JUN-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Amorfix Launches Alzheimer's Amyloid Test at Scientific Conference in Vienna

<<

- Test Can Quantitatively Measure Amyloid Months Earlier Than Current Microscopic Approach -

TSX: AMF

>>

TORONTO, July 15 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for brain wasting diseases is presenting a paper today at the International Conference on Alzheimer's Disease (ICAD2009) entitled "A(4): An Ultrasensitive Method for the Detection of Aggregated beta-Amyloid". The hallmark of Alzheimer's disease (AD) is the aggregation and accumulation of beta-amyloid as plaques in the brain. The A(4) assay can detect beta-amyloid in standard animal models of AD several months before conventional microscopic procedures and hence can accelerate the preclinical screening of new drugs for AD. In addition, the assay is significantly more sensitive than current methods for detecting total Abeta and can be used in high-through-put applications designed to study the inhibition of amyloid formation.

"We are very pleased with the initial response from the pharmaceutical and academic communities to our amyloid testing service," said Dr. George Adams, Chief Executive Officer of Amorfix. "There are over 300 companies and thousands of researchers studying AD and seeking new treatments, who could benefit from this sensitive and specific test for beta-amyloid."

Last year, there were over 5,400 attendees at ICAD2008. Amorfix will be accepting orders for the testing service from researchers who wish to characterize the rate of beta-amyloid formation in animals or tissue culture at its Exposition Booth number 327.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; Dr. Louise Scrocchi, Research Scientist, Amorfix Life Sciences Ltd., Tel: (416) 847-6971, Fax: (416) 847-6899, louise.scrocchi(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 15-JUL-09

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX: AMF

TENDER AWARDEDTO PROVIDE vCJD BLOOD TESTS TO UK BLOOD TRANSFUSION SERVICE

TORONTO, Ontario – July 17, 2009 – On March 18, 2009, the UK National Health Service published a tender for the supply of systems to screen plasma samples from blood donations for vCJD. The web link to the announcement of the original tender is http://www.nhstenders.net/print.php?sid=38339.

The award of the tender has been published on the European Tenders Electronic Daily website (http://ted.europa.eu/Exec?DataFlow=N_one_doc_access.dfl&Template=TED/N_one_result_detail_curr.htm&docnumber=196842-2009&docId=196842-2009&StatLang=EN).

The Company is restricted from providing any additional information at this time due to contracting requirements.

About Amorfix
Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded diseases including neurodegenerative diseases and cancer. It has specific programs in vCJD, ALS and Alzheimer's Disease. Amorfix's proprietary Epitope Protection™ (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample containing normal protein. Aggregated misfolded proteins are a common element of many brain-wasting diseases, and more recent evidence points to misfolded proteins being created in many cancers. Amorfix has shown antibodies and vaccines to misfolded proteins are therapeutic in preclinical animal models. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dr. George Adams President & Chief Executive Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6959 Fax: (416) 847-6899 george.adams@amorfix.com	James Parsons Chief Financial Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6929 Fax: (416) 847-6899 james.parsons@amorfix.com